Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

February 6, 2023

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File No.: 811-22525
Reinhart Mid Cap PMV Fund (S000037193)
Reinhart Genesis PMV Fund S000055903
Reinhart International PMV Fund (S000075809)

Dear Ms. White:

The purpose of this letter is to respond to the comment provided on January 31, 2023 regarding the preliminary proxy statement filed on Schedule 14A (“Proxy Statement”) (accession number 0000894189-23-000577) with the U.S. Securities and Exchange Commission (the “SEC”) regarding the approval of a new investment advisory agreement between the Trust, on behalf of the Reinhart Mid Cap PMV Fund (the “Mid Cap Fund”), the Reinhart Genesis PMV Fund (the “Genesis Fund”) and the Reinhart International PMV Fund (the “International Fund”) (collectively, the “Funds” or the “Reinhart Funds”) and Reinhart Partners, LLC (“Reinhart” or the “Adviser”).

For your convenience in reviewing the responses, the comments and suggestions received are included in bold-face type immediately followed by the response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

Responses to the comments are as follows:

1.Staff Comment: In the disclosure throughout the Proxy Statement, please explain why or whether the Restructuring was necessary. If not, please explain why the Restructuring was effected.

Response: The Trust responds by adding the following disclosure, making corresponding changes throughout the Proxy Statement:

“Prior to the Restructuring, shares of RPI were offered in different classes, each with different voting rights. The Restructuring was necessary to create an entity with a single share class (Reinhart), with each share entitled to the same voting rights.”

2.Staff Comment: The Proxy Statement discloses that “The terms of the Interim Advisory Agreement are the same as those of the current investment advisory agreement, except for certain provisions that are required by law[.]” Please disclose those differences.

Response: The Trust responds by revising the disclosure as follows:

“The terms of the Interim Advisory Agreement are the same as those of the current investment advisory agreement, except for ~~certain provisions that are required by law, the date~~ the effective date, termination date, fee escrow provisions and certain other immaterial differences.”

3.Staff Comment: The cover page notes that the Proxy Statement will be mailed to shareholders on or about February 17, 2023; however, the Notice is dated February 10, 2023. Please reconcile.

Response: The Trust responds by reconciling the estimate mail date and Notice date to February 10, 2023.

4.Staff Comment: Page 4 of the Proxy Statement notes that “Reinhart may request recoupment of previously waived management fees or reimbursed expenses for three thirty-six months from the date the fees were waived or expenses reimbursed. Please delete “three” from the sentence.

Response: The Trust responds by making the requested revision.

5.Staff Comment: Page 6 of the Proxy Statement discloses that “the Trustees noted that the objectives of the Transaction included the modernization of Reinhart’s ownership structure.” Please clarify in the disclosure what is meant by “modernization of Reinhart’s ownership structure.”

Response: The Trust responds by revising the disclosure as follows:

“With regard to the Transaction, the Trustees noted that the objectives of the Transaction included ~~the modernization of Reinhart’s ownership structure including~~ facilitating a significant increase in the ownership of long-standing members of the Adviser’s portfolio management team responsible for managing the Funds, continuing ownership by founder Jim Reinhart and eliminating shares held by former employees of the Adviser.”

* * * * * *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact the undersigned at (414) 516-1652.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Adam W. Smith
Adam W. Smith
for U.S. Bank Global Fund Services

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP